BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

03045426

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 19, 2003:

A. Copies of news releases issued during the relevant period.

B. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

D. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

COPY

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF____________, 20____

BY:____________________

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 19, 2003:

A. Copies of news releases issued during the relevant period.

B. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

C. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

D. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: [signature]

GWEN WEGNER
Paralegal

Enclosures

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

November 6, 2003

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

MONGOLIAN GOLD/COPPER PROPERTIES OPTIONED

Maximum Ventures Inc. is pleased to announce that it has agreed to an option to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia. These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

Maximum Ventures Inc. has the right to earn up to a 75% interest in the Edren Gold/Copper Properties - a group of gold and copper exploration properties in the south western Gobi region of Mongolia, and a right to earn up to a 75% interest in the Ulaan Gold Properties in the western region of Mongolia from a private company.

Edren Gold/Copper Properties

The Edren Gold/Copper Properties are comprised of three exploration licenses with well known copper/gold mineralization reportedly to be primarily of porphyry style with gold and molybdenum with epithermal gold system potential. As well as copper, there is documented evidence of old Chinese dry gold placer mines in the area. Exploration by western geologists identified sericitic alteration zones locally exceeding 100 meters in width, sometimes accompanied by quartz veins, carbonate alteration, and iron oxides. The shear zones generally trend north westerly and range from a few meters to more than 100 m wide and in length can exceed 10 kilometers or more.

The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City together covering over 13,000 hectares.

Ulaan Gold Properties

The Ulaan Gold Properties are comprised of four exploration licenses featuring excellent exploration potential and access. Mineralization targets on these licenses include:

- gold-rich volcanogenic, polymetallic, massive sulphide showings, mostly contained within older volcanics;
- skarn copper gold showings associated with sub-volcanic and intrusive systems;

- gold associated with shears and other structural features; and`
- gold/copper stockworks that may have epithermal or porphyry type affinities.

In addition, reported Russian exploration including drilling within the prospects indicate secondary mineralization is prevalent at the near surface depths tested and therefore, targets have supergene zone and enrichment potential.

The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometers in a region considered to have very favorable geology. Location and access are excellent. The properties are only a few kilometers west of the major regional centre of Altai City.

Dr. Gerald Harper, P.Eng., of Gamah International of Toronto, an Independent Qualified Person, has visited the Edren and Ulaan Properties on behalf of Maximum Ventures and the results of his report are expected shortly.

Agreement Terms

Under the terms of the first agreement, Maximum Ventures has an option to earn up to a 75% interest in the Edren Gold/Copper Properties. For a 60% interest, Maximum Ventures has agreed to pay $100,000 USD and issue 500,000 common shares immediately, issue a further 750,000 common shares within 18 months, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $200,000 USD and issue 1.5 million common shares of Maximum Ventures on or before the end of the fourth year.

Maximum Ventures plans to immediately fund $200,000 for exploration work on the Edren Gold/Copper Properties.

Maximum Ventures has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

Under the terms of the second agreement, Maximum Ventures has an option to earn up to a 75% interest in the Ulaan Gold Properties. For a 60% interest, Maximum Ventures has agreed to pay $100,000 USD and issue 1,000,000 common shares immediately, make yearly maintenance payments of $45,000 USD, issue a further 1.0 million common shares within 18 months, expend $2.25 million USD in exploration staged over 4 years, and pay $300,000 USD and issue 2.0 million common shares to the Vendor on or before the end of the fourth year.

Maximum Ventures plans to fund $250,000 USD immediately for exploration work on the Ulaan Gold Properties.

Maximum Ventures has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The vendor retains a 25% carried interest to production and a 1.75% NSR royalty. A finders fee is payable in shares on the acquisitions.

Mongolia

The world class mineral potential of Mongolia has been emerging since 1997 when the Mongolian government implemented a major reform to the legislation affecting mineral exploration and tenure. All mineral tenure in Mongolia is privately held and can be 100% foreign owned.

Ivanhoe Mines' spectacular discovery of the Oyo Tolgoi copper/gold deposit highlights Mongolia's huge untapped mineral potential. Ivanhoe Mines Ltd. is developing this project in the south central Gobi region of Mongolia with worldwide attention. Cameco Gold Corp. has announced that its affiliate, AGR Ltd. in Mongolia is proceeding with construction of the Boroo Gold Mine (1.1 million oz at 3.7 g/tonne) in north central Mongolia scheduled to commence production in early 2004. Mongolia already hosts a world class porphyry copper mining operation at the Erdenet Copper Mine in north central Mongolia which contains more than 1.5 billion tonnes at 0.62% copper.

Recently, Barrick Gold announced a major investment in Mongolia with its planned purchase of a 9.5% interest in QGX Ltd., an exploration company focusing on Mongolia. Barrick's VP Exploration proclaimed, "This transaction represents a strategic investment for Barrick, providing us with a base in one of the world's most prospective gold areas. We believe that Mongolia has tremendous development potential coupled with a favorable investment climate."

Outlook

The important acquisitions give Maximum Ventures a highly prospective land position in Mongolia and a base to build on the considerable and successful Mongolian experience and network established by Mr. de Graaf in Mongolia since 1994. The two portfolios of exploration licenses have been strategically selected by Maximum following more than a year of diligent review of exploration opportunities in Mongolia as part of major initiative to pursue a new generation of mineral properties with gold and copper exploration prospects in Mongolia.

Private Placement

Maximum Ventures Inc. announces that it has agreed to a private placement of its securities to raise $1,400,000 which will consist of the sale of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. A portion of the private placement will be issued on a flow-through basis. A finder's fee is payable in shares and in cash on a portion of the private placement.

The proceeds of the private placement will be used to fund property acquisitions and exploration in Mongolia and Canada and general corporate matters.

The acquisitions, private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**
For further particulars, contact the Company at 604-669-5819 or 1-888-880-2288.

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

November 13, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

STOCK OTIONS

Maximum Ventures Inc. (the "Company") announces that it has granted Incentive Stock Options on 1,465,000 shares of the Company's capital stock, exercisable for up to two years at a price of $0.65 per share which price exceeds the last closing price of the Company's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

MAXIMUM VENTURES INC.

Per: *"Leeta Drinovz"*
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

November 19, 2003

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. announces that it has agreed to a private placement of its securities to raise $500,000 which will consist of the sale of up to 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. A finder's fee is payable in units and in cash with respect to the private placement.

The proceeds of the private placement will be used to fund the evaluation and acquisition of further properties in Mongolia and North America and for general corporate purposes.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3823

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Maximum Ventures Inc.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 19, 2003

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

200,000 common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10 (deemed)	$20,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$20,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: November 26, 2003.

MAXIMUM VENTURES INC.
Name of issuer or vendor *(please print)*

Douglas Brooks, President
Print name and position of person signing

Douglas P. Brooks
Signature

82-3928

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 6, 2003

Item 3. **Press Release**

Press Release dated November 6, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces two property acquisitions and a private placement financing.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to an option to acquire up to a 75% interest in two portfolios of gold and copper properties in Mongolia. These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

The Issuer has the right to earn up to a 75% interest in the Edren Gold/Copper Properties - a group of gold and copper exploration properties in the south western Gobi region of Mongolia, and a right to earn up to a 75% interest in the Ulaan Gold Properties in the western region of Mongolia from a private company.

Edren Gold/Copper Properties

The Edren Gold/Copper Properties are comprised of three exploration licenses with well known copper/gold mineralization reportedly to be primarily of

porphyry style with gold and molybdenum with epithermal gold system potential. As well as copper, there is documented evidence of old Chinese dry gold placer mines in the area. Exploration by western geologists identified sericitic alteration zones locally exceeding 100 meters in width, sometimes accompanied by quartz veins, carbonate alteration, and iron oxides. The shear zones generally trend north westerly and range from a few meters to more than 100 m wide and in length can exceed 10 kilometers or more.

The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City together covering over 13,000 hectares.

Ulaan Gold Properties

The Ulaan Gold Properties are comprised of four exploration licenses featuring excellent exploration potential and access. Mineralization targets on these licenses include:

- gold-rich volcanogenic, polymetallic, massive sulphide showings, mostly contained within older volcanics;
- skarn copper gold showings associated with sub-volcanic and intrusive systems;
- gold associated with shears and other structural features; and`
- gold/copper stockworks that may have epithermal or porphyry type affinities.

In addition, reported Russian exploration including drilling within the prospects indicate secondary mineralization is prevalent at the near surface depths tested and therefore, targets have supergene zone and enrichment potential.

The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometers in a region considered to have very favorable geology. Location and access are excellent. The properties are only a few kilometers west of the major regional centre of Altai City.

Dr. Gerald Harper, P.Eng., of Gamah International of Toronto, an Independent Qualified Person, has visited the Edren and Ulaan Properties on behalf of the Issuer and the results of his report are expected shortly.

Agreement Terms

Under the terms of the first agreement, the Issuer has an option to earn up to a 75% interest in the Edren Gold/Copper Properties. For a 60% interest, it has agreed to pay $100,000 USD and issue 500,000 common shares immediately, issue a further 750,000 common shares within 18 months, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on

exploration staged over 4 years, and pay $200,000 USD and issue 1.5 million common shares of the Issuer on or before the end of the fourth year.

The Issuer plans to immediately fund $200,000 for exploration work on the Edren Gold/Copper Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

Under the terms of the second agreement, the Issuer has an option to earn up to a 75% interest in the Ulaan Gold Properties. For a 60% interest, it has agreed to pay $100,000 USD and issue 1,000,000 common shares immediately, make yearly maintenance payments of $45,000 USD, issue a further 1.0 million common shares within 18 months, expend $2.25 million USD in exploration staged over 4 years, and pay $300,000 USD and issue 2.0 million common shares to the Vendor on or before the end of the fourth year.

The Issuer plans to fund $250,000 USD immediately for exploration work on the Ulaan Gold Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The vendor retains a 25% carried interest to production and a 1.75% NSR royalty. A finders fee is payable in shares on the acquisitions.

Mongolia

The world class mineral potential of Mongolia has been emerging since 1997 when the Mongolian government implemented a major reform to the legislation affecting mineral exploration and tenure. All mineral tenure in Mongolia is privately held and can be 100% foreign owned.

Ivanhoe Mines' spectacular discovery of the Oyo Tolgoi copper/gold deposit highlights Mongolia's huge untapped mineral potential. Ivanhoe Mines Ltd. is developing this project in the south central Gobi region of Mongolia with worldwide attention. Cameco Gold Corp. has announced that its affiliate, AGR Ltd. in Mongolia is proceeding with construction of the Boroo Gold Mine (1.1 million oz at 3.7 g/tonne) in north central Mongolia scheduled to commence production in early 2004. Mongolia already hosts a world class porphyry copper mining operation at the Erdenet Copper Mine in north central Mongolia which contains more than 1.5 billion tonnes at 0.62% copper.

Recently, Barrick Gold announced a major investment in Mongolia with its planned purchase of a 9.5% interest in QGX Ltd., an exploration company

focusing on Mongolia. Barrick's VP Exploration proclaimed, "This transaction represents a strategic investment for Barrick, providing us with a base in one of the world's most prospective gold areas. We believe that Mongolia has tremendous development potential coupled with a favorable investment climate."

Outlook

The important acquisitions give the Issuer a highly prospective land position in Mongolia and a base to build on the considerable and successful Mongolian experience and network established by Mr. de Graaf in Mongolia since 1994. The two portfolios of exploration licenses have been strategically selected by the Issuer following more than a year of diligent review of exploration opportunities in Mongolia as part of major initiative to pursue a new generation of mineral properties with gold and copper exploration prospects in Mongolia.

Private Placement

The Issuer announces that it has agreed to a private placement of its securities to raise $1,400,000 which will consist of the sale of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.25 per share. A portion of the private placement will be issued on a flow-through basis. A finder's fee is payable in shares and in cash on a portion of the private placement.

The proceeds of the private placement will be used to fund property acquisitions and exploration in Mongolia and Canada and general corporate matters.

The acquisitions, private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of November, 2003.

"Douglas B. Brooks"
Douglas Brooks, President

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 13, 2003

Item 3. **Press Release**

Press Release dated November 13, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 1,465,000 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.65 per share which price exceeds the last closing price of the Issuer's shares prior to this announcement.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 1,465,000 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.65 per share which price exceeds the last closing price of the Issuer's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of November, 2003.

"Leeta Drinovz"
Leeta Drinovz, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

November 19, 2003

Item 3. Press Release

Press Release dated November 19, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has agreed to a private placement of its securities to raise $500,000 which will consist of the sale of up to 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

Item 5. Full Description of Material Change

The Issuer announces that it has agreed to a private placement of its securities to raise $500,000 which will consist of the sale of up to 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share. A finder's fee is payable in units and in cash with respect to the private placement.

The proceeds of the private placement will be used to fund the evaluation and acquisition of further properties in Mongolia and North America and for general corporate purposes.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of November, 2003.

Douglas B. Brooks

Douglas B. Brooks, President

82-3323

December 3, 2003

TSX venture EXCHANGE

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Maximum Ventures Inc. (the "Company") – Submission #88708 - Stock Option Plan - Rolling

TSX Venture Exchange (the "Exchange") has accepted for filing the Company's Stock Option Plan (the "Plan"), which was approved by the Company's shareholders at the Annual General Meeting that was held on March 27, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao
Analyst
Corporate Finance

EM/le
Cc: Maximum Ventures Inc.

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